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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1
                               (Amendment No. 6)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               VARLEN CORPORATION
                           (Name of Subject Company)

                         AMSTED INDUSTRIES INCORPORATED
                         TRACK ACQUISITION INCORPORATED
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                (AND ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    92224810
                     (CUSIP Number of Class of Securities)

                              Thomas C. Berg, Esq.
                         Track Acquisition Incorporated
                       c/o Amsted Industries Incorporated
                       44th Floor--Boulevard Towers South
                           205 North Michigan Avenue
                            Chicago, Illinois 60601
                                 (312) 819-8470
      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidder)

                               ----------------

                                   Copies to:
         Gary A. Goodman, Esq.                   Robert J. Minkus, Esq.
        Terrence R. Brady, Esq.                  Schiff Hardin & Waite
            Winston & Strawn                        6600 Sears Tower
          35 West Wacker Drive                  Chicago, Illinois 60606
        Chicago, Illinois 60601                Telephone: (312) 258-5500
       Telephone: (312) 558-5600

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   This Amendment No. 6 (this "Amendment") amends and supplements the Tender
Offer Statement on Schedule 14D-1, as amended, originally filed with the Securities and Exchange Commission on May 24, 1999 (the "Schedule 14D-1") by Amsted Industries Incorporated, a Delaware corporation ("Parent"), and Track Acquisition Incorporated, a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"). The Schedule 14D-1 and this Amendment relate to a tender offer by the Purchaser to purchase all outstanding shares of common stock, par value $.10 per share (the "Common Stock"), of Varlen Corporation, a Delaware corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 17, 1996, as amended, between the Company and Harris Trust and Savings Bank, as Rights Agent (the Common Stock and the Rights together are referred to herein as the "Shares"), at $35.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 24, 1999 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed with the Schedule 14D-1 as Exhibits
(a)(1) and (a)(2), respectively.

Item 10. Additional Information.

   Item 10 is hereby amended and supplemented as follows:

   1. The supplemental Item 10 disclosure contained in Amendment No. 5 hereto is amended and restated to read as follows:

     On July 6, 1999, Parent issued the press release included herein as Exhibit (a)(16) and incorporated herein by reference.

   2. On July 9, 1999, Parent and the Company entered into a confidentiality/standstill agreement (the "Confidentiality Agreement") pursuant to which the Company will provide Parent with access to the Company's senior management and confidential business information. The Confidentiality Agreement is filed as Exhibit (a)(17) and is incorporated herein by reference.

   Under the provisions of the Confidentiality Agreement, Parent has agreed that it will not, directly or indirectly, from July 9, 1999 to August 23, 1999, among other things, (a) purchase Shares whether pursuant to the Offer or otherwise; (b) solicit written consents from the Company's stockholders or take steps in furtherance thereof by filing preliminary proxy materials with the SEC, or (c) seek to convene a special meeting of the stockholders of the Company.

   In accordance with the terms of the Confidentiality Agreement, representatives of Parent may conduct due diligence, including receiving presentations from representatives of the Company, including the Company's management and its legal and financial advisors, and receiving access to certain non-public written information regarding the Company. As part of this process, Parent, the Company and their respective advisors may discuss and negotiate the terms of a possible transaction pursuant to which Parent may acquire the Company; the Company may request Parent to make a formal proposal for a strategic transaction with the Company; and Parent may make such a formal proposal pursuant to the Company's request. No assurance can be given that any discussion or negotiation will result in a request by the Company for a submission of a proposal or that any such proposal, if made, by Parent would result in an agreement pursuant to which Parent would acquire the Company.

Item 11. Material to be Filed as Exhibits.


     (a)(1)     Offer to Purchase, dated May 24, 1999.*

     (a)(2)     Form of Letter of Transmittal.*

     (a)(3) Form of letter, dated May 24, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.*

     (a)(4) Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.*

     (a)(5)     Press Release, dated May 18, 1999.*

     (a)(6)     Press Release, dated May 24, 1999.*

     (a)(7)     Form of summary advertisement, dated May 24, 1999.*

     (a)(8)     Notice of Guaranteed Delivery.*

     (a)(9)     IRS Guidelines to Substitute Form W-9.*

     (a)(10)    Press Release, dated June 7, 1999.*

     (a)(11)    Form of letter dated June 11, 1999 from Morgan Stanley & Co.
                Incorporated to Parent.*

     (a)(12)    Form of letter dated June 17, 1999 from Arthur W. Goetschel,
                Chairman, President and Chief Executive Officer of Parent, to Raymond A. Jean, President and Chief Executive Officer of the Company*

     (a)(13)    Press Release, dated June 18, 1999.*


     (a)(14)    Press Release, dated June 21, 1999.*
     (a)(15)    Press Release, dated June 22, 1999.*

     (a)(16)    Press Release, dated July 6, 1999.*

     (a)(17) Confidentiality/Standstill Agreement, dated July 9, 1999, between Parent and the Company.

     (b)        Commitment Letter, dated April 29, 1999.*

     (c)        None.

     (d)        None.

     (e)        Not Applicable.

     (f)        None.

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  *Previously filed.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 1999

                                          Amsted Industries Incorporated

                                              /s/ Thomas C. Berg
                                          By: _________________________________
                                             Name: Thomas C. Berg
                                             Title:  Vice President, General
                                                   Counseland Secretary

                                          Track Acquisition Incorporated

                                              /s/ Thomas C. Berg
                                          By: _________________________________
                                             Name: Thomas C. Berg
                                             Title:  Vice President and
                                              Secretary

                                 EXHIBIT INDEX

 Exhibit
 Number    Description
 -------   -----------
 (a)(1)    Offer to Purchase, dated May 24, 1999.*

 (a)(2)    Form of Letter of Transmittal.*

 (a)(3)    Form of letter, dated May 24, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.*

 (a)(4)    Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.*

 (a)(5)    Press Release, dated May 18, 1999.*

 (a)(6)    Press Release, dated May 24, 1999.*

 (a)(7)    Form of summary advertisement, dated May 24, 1999.*

 (a)(8)    Notice of Guaranteed Delivery.*

 (a)(9)    IRS Guidelines to Substitute Form W-9.*

 (a)(10)   Press Release, dated June 7, 1999.*

 (a)(11)   Form of letter dated June 11, 1999 from Morgan Stanley & Co.
            Incorporated to Parent*

 (a)(12)   Form of letter dated June 17, 1999 from Arthur W. Goetschel,
            Chairman, President and Chief Executive Officer of Parent, to
            Raymond A. Jean, President and Chief Executive Officer of the
            Company*

 (a)(13)   Press Release, dated June 18, 1999.*

 (a)(14)   Press Release, dated June 21, 1999.*

 (a)(15)   Press Release, dated June 22, 1999.*

 (a)(16)   Press Release, dated July 6, 1999.*

 (a)(17)   Confidentiality/Standstill Agreement, dated July 9, 1999, between
            Parent and the Company.

 (b)       Commitment Letter, dated April 29, 1999.*

 (c)       None.

 (d)       None.

 (e)       Not Applicable.

 (f)       None.

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*Previously filed.